DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via EDGAR

February 16, 2016

Jennifer Gowetski, Special Counsel
Sandra Hunter, Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549

Re:    KBS Strategic Opportunity REIT II, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-11
Filed February 11, 2016
File No. 333-192331

Dear Ms. Gowetski and Ms. Hunter:

On behalf of our client, KBS Strategic Opportunity REIT II, Inc. (the “Company”), we acknowledge receipt of the oral comment received from the Staff of the Commission’s Division of Corporation Finance regarding the Company’s above-reference post-effective amendment filing. We respectfully request permission to include the revisions requested by the Commission in the Company’s final 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment. If the Staff is amenable to such course, we request that the Commission declare the above-referenced filing effective at the earliest time practicable.
On behalf of the Company, we respond to the comment of the Staff as set forth below.
General

1.	Please remove any mitigating language regarding the increase in the acquisition fee payable by the Company to the advisor.
Response: The Company confirms it will revise the discussion regarding the increase in acquisition fee as follows:

Effective February 17, 2016, in connection with adding a Class T share to our offering, we amended and restated our advisory and dealer manager agreements to revise certain fees payable to our advisor and dealer manager and to limit the organization and other offering expenses that we are obligated to pay in connection with this offering. Specifically, the acquisition fee that is payable to our advisor increased from 1.5% to 2.6%. Our acquisition fee reflects the increased level of due diligence required to evaluate and acquire the types of opportunistic investments that we intend to acquire as part of our investment strategy, and as a result, the fee is at the higher end of the prevailing acquisition fee range for non-traded REITs.
Such disclosure, as revised, will be included in the final prospectus to be dated February 17, 2016 and filed upon effectiveness of the Company’s post-effective amendment.

Jennifer Gowetski, Senior Counsel
Sandra Hunter, Attorney-Advisor
U.S. Securities and Exchange Commission
February 16, 2016

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.
Very truly yours,
DLA PIPER LLP (US)

/s/ Laura K. Sirianni
Laura K. Sirianni
cc:    Jeffrey K. Waldvogel